Exhibit 99.2

ExxonMobil acquisition of InterOil: Delivering superior value to InterOil shareholders July 20, 2016

Forward Looking Statements & Legal Notice Statements in this presentation relating to future plans, projections, events or conditions are forward - looking statements . Actual results could differ materially as a result of a variety of risks and uncertainties, including : the timing of the shareholder meeting ; the timing of the mailing of a management information circular ; the timing to consummate the proposed acquisition ; the risk that a condition to closing of the proposed acquisition may not be satisfied ; the risk that shareholder or other required approval for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated ; and the outcome of the resource certification process for the Elk - Antelope field as applicable to the Contingent Resource Payment . Other factors that could materially affect future project plans, timing and results relating to the acquisition include : changes in long - term oil or gas prices or other market or economic conditions affecting the oil and gas industry ; completion of development projects as planned ; unforeseen technical difficulties ; political events or disturbances ; reservoir performance ; the outcome of commercial negotiations ; wars and acts of terrorism or sabotage ; changes in technical or operating conditions ; and other factors discussed in InterOil’s and ExxonMobil’s publicly available filings, including but not limited to those in the management information circular to be mailed to InterOil shareholders in connection with the transaction, InterOil’s annual report for the year ended December 31 , 2015 on Form 40 - F and its Annual Information Form for the year ended December 31 , 2015 , and those under the heading “Factors Affecting Future Results” available through the “Investors” section on ExxonMobil’s website and in Item 1 A of ExxonMobil’s 2015 Form 10 - K . No assurances can be given that any of the events anticipated by the forward - looking statements will occur, or if any of them do what impact they will have on the future results of operations or financial condition of InterOil or ExxonMobil (after giving effect to the acquisition of InterOil ) . Neither ExxonMobil nor InterOil assumes any duty to update these statements as of any future date . References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as “proved reserves” under U . S . SEC definitions . None of the securities anticipated to be issued pursuant to the Plan of Arrangement with ExxonMobil have been or will be registered under the United States Securities Act of 1933 , as amended (the "U . S . Securities Act"), or any state securities laws, and any securities issued in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3 (a)(10) of the U . S . Securities Act and applicable exemptions under state securities laws . This document does not constitute an offer to sell or the solicitation of an offer to buy any securities . There can be no assurance that the transaction will occur . The proposed transaction is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met . Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www . sedar . com .

Value creating transaction for InterOil shareholders

InterOil

Material and Immediate Premium	■ Per share of InterOil stock, InterOil shareholders will receive: – $45.00 worth of ExxonMobil common shares – 42.2% premium to InterOil's closing price on May 19, 2016 (the day prior to the announcement of the Oil Search transaction)(1)
Significant upside in PRL 15 resource	■ Direct cash payment through CRP equivalent to ~US$7.07 per share for each incremental certified tcfe above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource
Exposure to Future Value	■ Ownership of world's preeminent energy company, listed on the NYSE, with larger asset base and consistent dividend stream

(1) Based on InterOil's closing price of US$31.65 per share as of May 19, 2016.

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Transaction overview

Offer price and consideration	▪ ExxonMobil to acquire InterOil in a transaction worth more than $2.5 billion(1) ▪ InterOil shareholders will receive ExxonMobil common stock valued at $45.00 and a Contingent Resource Payment ("CRP") for each share of InterOil they hold ▪ Exchange ratio to be determined prior to closing to deliver fixed $45.00 of value to InterOil shareholders, using 10 day volume-weighted average price of ExxonMobil shares as of the second trading day prior to closing
Contingent Resource Payment	▪ CRP will deliver an additional cash payment of ~US$7.07 per share for each tcfe gross resource certification of the Elk-Antelope fields above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource ▪ Payout of CRP triggered on PRL 15 2C resource certification, which will include the Antelope-7 appraisal well
Unanimous Board recommendation	▪ Acquisition unanimously approved by InterOil and ExxonMobil Boards ▪ InterOil Board unanimously recommends that InterOil shareholders vote to approve the transaction
Targeted closing	▪ September 2016
Roadmap to completion	▪ InterOil shareholder approval (66 2/3 % of those voting) ▪ Court approval ▪ Customary closing conditions
Structure	▪ Structured as a Plan of Arrangement under Business Corporations Act (Yukon)

(1) Enterprise Value

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Delivering compelling value for InterOil shareholders

InterOil

1	**Material and immediate premium**	▪ Share consideration delivers immediate and material premium of: – 42.2% to InterOil's closing price on May 19, 2016 (the day prior to the announcement of the Oil Search transaction)(1) – 41.2% to InterOil 1-month VWAP(1) – 48.2% to InterOil 3-month VWAP(1)
2	**Significant upside in PRL 15 resource**	▪ Ongoing exposure to potential upside in PRL 15 resource volumes above 6.2 tcfe under Total SPA through the CRP consideration ▪ CRP delivers a cash payment of ~US$7.07 per share for each tcfe gross resource certification of the Elk-Antelope fields above 6.2 tcfe, up to a maximum of 10 tcfe of certified resource ▪ Certification will include the Antelope-7 appraisal well
3	**Exposure to future value**	▪ Ownership of world's preeminent energy company, listed on the NYSE ▪ Benefit from ExxonMobil's assets and dividend stream

(1) Based on InterOil's closing price of US$31.65 per share as of May 19, 2016, InterOil's 1-month VWAP of US$31.88 per share as of May 19, 2016, and InterOil's 3-month VWAP of US$30.37 per share as of May 19, 2016.

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(US$ per share) 6.2 tcfe 7.0 tcfe 8.0 tcfe 9.0 tcfe 10.0 tcfe Share consideration $45.00 $45.00 $45.00 $45.00 $45.00 CRP - potential payout (1) – $5.66 $12.73 $19.80 $26.87 Aggregate consideration p.s. $45.00 $50.66 $57.73 $64.80 $71.87 Premia: Premium to last close (2) 42% 60% 82% 105% 127% Premium to 1-month VWAP (3) 41% 59% 81% 103% 125% Premium to 3-month VWAP (4) 48% 67% 90% 113% 137% Material premium for InterOil Shareholders - 5 - (1) Represents potential future payment at given certified resource level; not discounted to present value. (2) Based on InterOil’s closing price of US$31.65 per share as of May 19, 2016. (3) Based on InterOil’s 1 - month VWAP up to and including May 19, 2016 of US$31.88 per share . (4) Based on InterOil’s 3 - month VWAP up to and including May 19, 2016 of US$30.37 per share . ~US$7.07 per InterOil share for each incremental t cfe above 6.2 tcfe , to a maximum of 10 tcfe

CRP provides exposure to resource volume upside - 6 - Cash payment of ~US$7.07 per share for each tcfe of gross certified resource for PRL15 above 6.2 tcfe , (1) up to a maximum of 10 tcfe , with maximum CRP paid into escrow at close Final CRP determination payout on completion of the interim certification process in accordance with the Total SPA: − Interim Resource Payment is made following certification process, which will begin at completion of appraisal program − Appraisal program to complete post the drilling of Antelope - 7, which is scheduled for end of this year ExxonMobil is aligned with InterOil shareholders and committed to a robust and accurate certification of Elk - Antelope The CRP will not be listed on any exchange and will not be transferable PRL 15 Certification 6.2 tcfe 7.0 tcfe 8.0 tcfe 9.0 tcfe 10.0 tcfe Volume > 6.2 tcfe – 0.8 1.8 2.8 3.8 CRP payment rate - gross ($/mcfe) $0.90 $0.90 $0.90 $0.90 $0.90 Relevant interest - gross (%) 40.1% 40.1% 40.1% 40.1% 40.1% CRP consideration - potential payout (1)(2) ($m) – $289 $650 $1,011 $1,372 CRP consideration - potential payout (1)(2) ($ p.s.) – $5.66 $12.73 $19.80 $26.87 (1) Represents potential future payment at given certified resource level; not discounted to present value. (2) One - time cash payment per InterOil share equal to US$0.90/mcfe (gross basis, US$1.16/mcfe on net basis) of 40.127529 % interest in a PRL 15 2C resource greater than 6.2 tcfe. ~US$7.07 per InterOil share for each incremental t cfe above 6.2 tcfe , to a maximum of 10 tcfe

Transaction background - 7 - On June 30, 2016, InterOil announced receipt of a third party, unsolicited, conditional, non - binding proposal On July 18, 2016, InterOil publicly announced ExxonMobil was the party making the proposal The InterOil Board of Directors, in consultation with its independent legal and financial advisors, determined in good faith that the ExxonMobil transaction is superior to the previously announced transaction with Oil Search − ExxonMobil transaction delivers superior upfront consideration and a larger resource payment up to 10 tcfe The InterOil Board of Directors unanimously recommends the ExxonMobil transaction The shareholder vote to approve the ExxonMobil transaction and closing is expected to occur in September 2016 ExxonMobil paid Oil Search the termination fee on behalf of InterOil On July 21, 2016, InterOil terminated the Oil Search transaction, as Oil Search did not offer to amend the terms of its transaction prior to its termination by InterOil

Transaction timeline - 8 - Plan of Arrangement under Business Corporations Act (Yukon); requires approval of 66 2/3% of voting shareholders and court approval Information Circular expected to be mailed to shareholders in August 2016 Special Meeting for shareholder vote expected to be held in September 2016 Transaction close expected to occur within one week of the vote

Value creating transaction for InterOil shareholders - 9 - Transaction metrics InterOil Corporation to be acquired by ExxonMobil, with InterOil shareholders receiving: − Payment of $45 worth of ExxonMobil common shares per InterOil share − Direct cash payment through CRP equivalent to ~US$7.07 per InterOil share for each incremental certified tcfe above 6.2 tcfe , up to a maximum of 10 tcfe of certified resource Key considerations Acquisition approved by InterOil and ExxonMobil Boards Transaction subject to customary conditions > 66 2/3 % of shareholder votes required to approve transaction Shareholder vote expected in September 2016 Transaction closing targeted for September 2016 Compelling for investors Material and immediate premium: − 42.2% to InterOil’s closing price on May 19, 2016 and 48.2% to InterOil 3 - month VWAP (1) ExxonMobil is aligned with InterOil shareholders and committed to a robust and accurate certification of Elk - Antelope ExxonMobil provides access to larger asset base and consistent dividend stream (1) InterOil’s closing price of US$31.65 per share as of May 19, 2016 and InterOil’s 3 - month VWAP of US$30.37 per share as of May 19, 2016.